UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release— Kingsoft Cloud Holdings Limited to Hold Annual General Meeting on June 9, 2025
99.2	Notice of the Annual General Meeting
99.3	Circular of the Annual General Meeting
99.4	Form of Proxy for the Annual General Meeting
99.5	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: May 9, 2025	By:	/s/ Haijian He
		Name:	Haijian He
		Title:	Chief Financial Officer and Director